Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

April 24, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Ms. Linda van Doorn
Senior Assistant Chief Accountant

Re:	Vornado Realty Trust Form 10-K for the year ended December 31, 2008 Filed February 24, 2009 File No. 001-11954

Vornado Realty L.P. Form 10-K for the year ended December 31, 2008 Filed March 10, 2009 File No. 000-22685

Dear Ms. van Doorn:

Please find herein our response to the letter, dated April 17, 2009, from you on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Chief Financial Officer of Vornado Realty Trust (the “Company”), regarding our response to your letter dated March 25, 2009, with respect to the above referenced filings with the Commission. We have carefully considered the Staff’s comments and have provided the additional information, as requested. For your convenience, we have included the Staff’s comments before our responses.

Securities and Exchange Commission	2

Vornado Realty Trust Form 10-K for the year ended December 31, 2008

Supplemental Information, page 97

1.

We note your response to comment 4. Please confirm to us that in addition to the supplemental EBITDA reconciliation, you will also disclose how the percentage increase (decrease) in same store operations is calculated if it is not clearly evident from your reconciliation.

Response:

The Company confirms that in addition to the supplemental EBITDA reconciliation, its disclosure in future filings will clearly present the amounts used to calculate the percentage increase (decrease) in same store EBITDA.

Note 6. Investment in Partially Owned Entities, page 142

Toys “R” Us (“Toys”), page 142

2.

We note your response to comment 3. Based upon your purchase price adjustments, it appears that there is a difference between the amount at which the investment in Toys is carried and the amount of the underlying equity in the net assets of the investment. In future filings, please disclose this amount, as well as the accounting treatment difference, in accordance with paragraph 20(a) of APB 18.

Response:

In future filings the Company will make the required disclosures in accordance with paragraph 20(a) of APB 18, with respect to differences, if material, between the carrying amount of its investment in Toys and its share of equity in the net assets of Toys.

Vornado Realty LP Form 10-K for the year ended December 31, 2008

3.	Please incorporate the disclosures outlined above to future filings of Vornado Realty LP, as applicable.

Response:

The Company will incorporate the disclosures outlined above, where applicable, to future filings of Vornado Realty L.P.

Securities and Exchange Commission	3

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212-894-7000) or to Joseph Macnow, Chief Financial Officer (201-587-1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Kristi Marrone (Division of Corporation Finance) Steven Roth Joseph Macnow (Vornado Realty Trust)